EXHIBIT 99.2

FOR IMMEDIATE RELEASE                                CONTACT: Lindsay P. Conn
                                                              (202)  393-5247


ABIGAIL ADAMS NATIONAL BANCORP, INC. TO ACQUIRE BALLSTON BANCORP, INC.


WASHINGTON, June 23, 1997 -- Abigail Adams National Bancorp, Inc. (NASDAQ:AANB), the parent company of The Adams National Bank, announced today that a definitive agreement was signed for the acquisition of the stock of Ballston Bancorp, Inc. The agreement provides for the acquisition through merger of the business of Ballston Bancorp's subsidiary, The Bank of Northern Virginia, with offices in Arlington, Va., for a price of approximately $14 million, subject to certain adjustments and offsets.

     The agreement provides that the purchase price will be paid in the aggregate 50 percent in cash and 50 percent in the form of common stock of Abigail Adams. It will be accounted for as a purchase and will be tax- free to shareholders of Ballston Bancorp to the extent of the stock received by them.

     Consummation of the transaction is subject to significant conditions, including approval by shareholders of both companies as well as by appropriate governing regulatory agencies. The transaction is expected to be completed as soon as practical after all conditions and contingencies have been fulfilled but no later than December 31, 1997.

     It is anticipated that all of the banking offices of The Bank of Northern Virginia will become branches of The Adams National Bank, which is headquartered in Washington, D.C., as soon as practical and after all regulatory approvals. The Bank of Northern Virginia has operated in Arlington, Va., since 1988, offering customers a full range of commercial and consumer banking services at its main office, and has a branch in the Ballston Common Mall and an ATM in Arlington Hospital. It has received regulatory approval to operate a new full-service bank in Falls Church, Va. Assets at March 31, 1997, were $71 million.

     Abigail Adams National Bancorp, Inc. will have approximately $200 million in assets following the acquisition. Since its founding 20 years ago, The Adams National Bank has built a track record of profitability

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and growth,  bolstered in 1996 by a highly  successful $6.7 million common stock offering which nearly doubled the bank's capital. Last year, The Adams National Bank expanded to four branches with the opening of the Dupont Circle East office in 1996 and plans to open another branch in the fall in the burgeoning business community directly across from the new MCI Center arena in Chinatown. Other branches are in Georgetown, at Union Station and at 1627 K Street, NW, the location of its main office.

     "The Adams National Bank is expanding to keep pace with the growth in the National Capital region we serve," said Barbara Davis Blum, Adams' chairwoman and chief executive officer who will head the combined organizations. "We will bring to Virginia our distinctive local community banking focus, developed during two decades of service. The essence of our founding vision is sustaining a broad socio-economic range of customers," she said. "We have done so quite successfully by working aggressively and responding quickly to serve the financial needs of a diverse customer base."

     Fred A. Burroughs III, chairman of The Bank of Northern Virginia, said, "Since the community banking focus of Adams is much like our own, current customers will continue to enjoy this personal style of service with much greater convenience. Access to Adams branches will serve the needs of both our D.C.-based customers and our Virginia customers who have banking needs in the District," he said. "Furthermore, the combined assets of these two banks will provide the capacity to entertain larger loan requests. We are confident that Adams will administer the needs of our customers in the best interests of the Northern Virginia communities we serve."

     The Adams National Bank, a full service FDIC insured bank, is the largest women-owned bank in the nation. Reporting an 18 percent increase in net income for 1996 over 1995, the total assets of its holding company Abigail Adams National Bancorp, Inc. rose 21 percent in the last year to $116 million, prior to this acquisition.

     Internet users may access more information on The Adams National Bank at http://www. adamsbank.com and may access more information on The Bank of Northern Virginia at http://www.thebankofnova.com.

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